RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

07028755

RECEIVED
2007 DEC 27 A 7:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption File No. 82 – 35005

20th December, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 20th December, 2007 alongwith Media Release dated 20th December, 2007 to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them.

Copy of the above are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
DEC 31 2007
THOMSON
FINANCIAL

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

December 20, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **MEDIA RELEASE**

We enclose herewith the media release dated 20th December 2007 being issued by FLAG Telecom Group Limited, subsidiary of the Company which is self explanatory .

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

Reliance Communications ("RCOM") Completes Acquisition of US based Yipes Holdings, Inc. ("Yipes") through FLAG Telecom

Reliance Communications ("RCOM") receives the Federal Communications Commission (FCC) approval for the merger of U.S.-based Yipes

Acquisition completed well ahead of schedule and RCOM anticipates a seamless expansion of Yipes into its service portfolio

Accelerates RCOM's penetration into the lucrative Rs 400,000 crore (US $ 100 bn) global enterprise data market

RCOM plans major play in the Global Ethernet estimated to grow to Rs 120,000 crore (US $ 30.7bn) market worldwide by 2012 by leveraging FLAG network and Yipes products

RCOM plans to invest in the global expansion of Yipes' services and the expansion of Yipes' network coverage beyond existing 14 key US metros

FLAG will offer Yipes "Managed Application services" over its Global service delivery platform to target global leadership in Ethernet, a Rs 120,000 crore (US $ 30.7bn) market worldwide by 2012.

Yipes Ethernet services will be offered combined with the FLAG's extensive global network to provide unmatched global coverage and more scalable, flexible and best-of-class services.

FLAG will focus on developing channel partners to provide Yipes ethernet services overlaid on FLAG global network through Metro Rings, Access Services and Lit Buildings.

Mumbai & San Francisco – December 20, 2007 Reliance Communications Ltd. received approval from the Federal Communications Commission (FCC) for the merger of U.S.-based Yipes Holdings, Inc. The FCC is an independent United States government agency charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. Reliance Communications announced the U.S. $300 million acquisition of Yipes in July 2007. The transaction, closed on December 19, 2007, is a key milestone in Reliance Communications' plan to become a global data communications leader.

The combination of Yipes' enterprise Ethernet services; the private undersea cable system of FLAG Telecom, a subsidiary of Reliance Communications; and Reliance's commitment to expansion and growth will enable the creation of a global service-delivery platform with unmatched coverage and capability. Yipes' customers will enjoy broader coverage, access to more international markets, and the rollout of new innovative services.

Punit Garg, President, Global Business, Reliance Communications & CEO, FLAG Telecom said, "FCC approval is an important step for Reliance to accelerate its plans to expand Yipes' coverage in the U.S. domestic market. This step also paves the way to extend Yipes' services worldwide over FLAG's global next-generation network, creating significantly more value from our undersea network assets in the strongholds of India, the Middle East, and East Asia."

With the acquisition of Yipes, Reliance will accelerate its penetration into the lucrative $100 billion global enterprise and institutional data services market and will be better able to serve its international customers directly in the U.S.

"Yipes has always been a leader in providing innovative technology and first-class services to its customers. Our acquisition by Reliance will enable us to extend our technology to enterprise customers around the world while maintaining our customer service commitments," said **John Scanlon, CEO of Yipes.** "Our rapid global expansion will allow us to secure a larger share of the business Ethernet services market, the fastest growing segment of the data services market, which is projected to climb to $30.7 billion by 2012." (Market data from Vertical Systems Group, "Worldwide Business Ethernet Services," 10/11/07.)

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About Reliance Communications

Reliance Communications Limited, founded by the late Shri. Dhirubhai H Ambani (1932-2002), is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over U.S. $63billion (Rs. 2,70,000) crore , net worth in excess of U.S. $ 10 billion (Rs 40,000 crore), cash flows of U.S. $ 2.25 billion (Rs 9,000 crore), net profit of U.S. $ 1.25 billion (Rs 5,000 crore), and zero net debt. Rated among "Asia's Top Five Most Valuable Telecom Companies", Reliance Communications is India's foremost, and most truly integrated, telecommunications service provider. The company, which has a customer base of over 38 million, including over 1.3 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers. The company has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data, and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 13,000 towns and 500,000 villages. Reliance Communications owns and operates the world's largest next-generation IP-enabled connectivity infrastructure, comprising over 165,000 kilometers of fiber optic cable systems in India, the U.S., Europe, the Middle East, and the Asia Pacific region. For more information, visit: www.reliancecommunications.co.in.

About FLAG Telecom

FLAG Telecom, a subsidiary of Reliance Communications, owns and operates the world's largest private undersea cable system, spanning 65,000 route kilometers and four continents. FLAG has an established customer base of more than 200 leading services providers, content providers, and channel partners.

This extensive network serves as a Global Service Delivery Platform connecting 37 key business markets in India, the Middle East, Asia, Europe, and the U.S. through an overlay low-latency, global. MPLS-based IP network. FLAG offers a focused range of products, including Managed Bandwidth, IP VPN, IP Transit, Global Ethernet, and Co-location services.

FLAG's Global Ethernet service is a fundamental enabler of its Global Service Delivery Platform, providing a next-generation, multi-service, wide area network (WAN) to transport voice, video, and data traffic reliably, conveniently, and economically to global destinations using Ethernet technology.

For more information please visit www.flagtelecom.com

About Yipes Enterprise Services, Inc.

Yipes Holdings is the parent company of Yipes Enterprise Services, the leading provider of managed Ethernet and application delivery services for the global enterprise. Yipes' custom data networking solutions empower businesses by delivering high performance, dynamic control, unmatched service quality, and rapid ROI. Enterprise customers worldwide take advantage of Yipes' managed Ethernet services because they are easier to implement and manage than other services. Yipes' specialized offerings and obsession with customer satisfaction ensure that the company delivers the best quality experience. Nearly 1,000 enterprise customers worldwide rely on Yipes high-performance managed services to improve their competitive advantage. Yipes is a Reliance Communications company. For more information, visit www.yipes.com.

For Further information, pls contact Gaurav Wahi on +91-9322904680 or Gaurav.wahi@relianceada.com

END